Exhibit 10.1

May 5, 2014

Mr. Rick E Winningham

Dear Rick:

In connection with the anticipated spin-off (the “Spin-Off”) of Theravance Biopharma, Inc. (“TBPH”) from Theravance, Inc. (“THRX” or the “Company”) and for good and valuable consideration, receipt of which is hereby acknowledged, you hereby agree to modify the terms of your employment with THRX as set forth in this letter agreement.

1.                                      Transition Period.  Following the Spin-Off, you will continue to serve as President and Chief Executive Officer of THRX while the Company searches for your successor.  During this period until your successor is identified and retained (the “Transition Period”), the Company understands and agrees that you will also provide services to TBPH on a part-time basis as its President and Chief Executive Officer and as a member of its Board of Directors, so long as these activities do not conflict with your obligations to the Company.  Towards this end, while you provide services to both THRX and TBPH, you agree that you will work at least 32 hours per week for THRX.  You also agree to abide by the terms of the Company’s Conflict of Interest Policy (including the addendum thereto with regard to TBPH matters) at all times during your employment.  The Transition Period is expected to be of limited duration.  If your successor has not been identified and retained within nine months after the Spin-Off, you must immediately cease working for TBPH or your employment with THRX will end.

2.                                      Cash Compensation.  In recognition of your reduced time commitment to THRX during the Transition Period, your annual base salary will be adjusted to $708,662, effective as of the Spin-Off.  Should you resume working solely for THRX, your current annual base salary of $885,828 will be reinstated effective as of such date.  You will remain eligible to receive an annual discretionary bonus with a target amount of 60% of your base salary earned for the applicable calendar year, based on the Company’s performance against its annual goals and a review of your individual performance.  Except to the limited extent provided herein, you will be required to be an active employee in good standing at the time the bonus is paid in order to receive the bonus, which will be no later than 2½ months after the close of the calendar year.  If your employment with THRX terminates in connection with you commencing full-time employment with TBPH, you will remain eligible to receive a partial year bonus for the calendar year in which such transition occurs.  Consistent with THRX’s standard bonus practices, the bonus would be determined by the Compensation Committee in its discretion based on the Company’s performance against its annual goals and a review of your individual performance and would be paid following the end of such calendar year but in any event by March 15th.  Your salary and target bonus may be changed from time-to-time at the sole discretion of the Board of Directors or its Compensation Committee.

3.                                      Existing THRX Equity Awards.  In connection with the Spin-Off, your outstanding THRX equity awards (including stock options, restricted stock units and restricted stock awards) and the related stock option, restricted stock unit and restricted stock agreements will be adjusted.  These adjustments and other relevant information are set forth on Exhibit A.  Except as described on Exhibit A, each of your adjusted THRX equity awards will continue to be governed by the applicable THRX award agreement and the THRX equity plan under which the award was granted.  Your signature below constitutes your agreement to the adjustments to all of your outstanding THRX equity awards as described in Exhibit A.

4.                                      Employee Benefits.  Following the Spin-Off, your Company-sponsored benefits (including participation in the THRX Change in Control Severance Plan) will continue, so long as you continue to satisfy the eligibility requirements for such benefits and subject to Section 6 below.

5.                                      Severance.  Subject to Section 6 below, you will remain eligible to receive the severance payment described in your offer letter with the Company dated August 23, 2001, as amended on November 3, 2008 (as amended, the “Offer Letter”), in the event your employment with THRX is terminated without cause.  For the avoidance of doubt, such severance payment will be based on your annual base salary at the rate in effect at the time of your separation and remain subject to the release requirement described in the Offer Letter.

6.                                      Limitations on Severance Benefits. Notwithstanding anything to the contrary in this letter agreement or in the THRX Change in Control Severance Plan, you will not be entitled to receive any severance benefits (including, without limitation, cash or vesting acceleration) from THRX if your employment with THRX terminates in connection with your commencing full-time employment or service with TBPH.

7.                                      Proprietary Information and Inventions Agreement.  As a reminder, the Proprietary Information and Inventions Agreement that you executed in connection with the commencement of your employment with the Company will remain in full force and effect.

8.                                      At-Will Employment.  Your employment with the Company will continue to be on an “at-will” basis during the Transition Period, meaning that either you or the Company is free to terminate your employment relationship at any time for any reason, with or without cause.  This is the full and complete agreement between us on this term.  Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at-will” nature of your employment may only be changed in an express writing signed by you and the Lead Independent Director of THRX.

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This letter agreement sets forth the amended terms of your employment with us, effective from and after the Spin-Off, and supersedes any prior representations or agreements, whether written or oral, regarding the subject matter set forth herein.  You may indicate your agreement with this letter agreement by signing and dating the enclosed duplicate original and returning it to me.  This letter agreement may be executed in two counterparts, each of which will be deemed an original, but both of which together will constitute one and the same instrument.

Sincerely,

/s/ William H. Waltrip

William H. Waltrip
Lead Independent Director

Accepted and Agreed:

/s/ Rick E Winningham
Rick E Winningham
Date: May 5, 2014

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EXHIBIT A

Adjustments to Your Theravance Equity Awards in Connection with the Spin-Off

This Exhibit A sets forth adjustments to your outstanding options to purchase shares of Theravance common stock (“Theravance Options”) and Theravance restricted shares (“Theravance RSAs” and, together with Theravance Options, “Theravance Equity Awards”) granted to you by Theravance and the related stock option and restricted stock agreements (each, an “Award Agreement” and collectively the “Award Agreements”) in connection with the Spin-Off.  These adjustments will apply to your Theravance Equity Awards outstanding immediately prior to the effective time of the Spin-Off.  For your reference, a list of your currently outstanding Theravance Equity Awards can be found by logging into your E*Trade Theravance Stock Plan Account.  The adjustments described on this Exhibit A are being made in connection with the Spin-Off.  If the Spin-Off does not occur for any reason, the adjustments described below will not be made to your Theravance Equity Awards and they will continue to be governed by their existing terms.

The Theravance Equity Awards, as adjusted, are referred to as “Adjusted Theravance NSOs” (as defined below) and “Adjusted Theravance RSAs” (including Adjusted Time-Based TFIO RSAs and Adjusted Performance-Based TFIO RSAs, as defined below) (collectively, “Adjusted Theravance Awards”).  Except as described below, each of your Adjusted Theravance Awards will continue to be governed by (i) the applicable Award Agreement, as adjusted hereby, and (ii) the Theravance equity plan under which the Adjusted Theravance Award was granted.

You will not receive a new Award Agreement(s) to reflect the adjustments described below.  Please keep a copy of this Exhibit A with the Award Agreement(s) applicable to your Adjusted Theravance Award(s) as evidence of the adjusted terms.

Following the Spin-Off, Theravance may delegate certain administrative responsibilities associated with the Adjusted Theravance Awards to Theravance Biopharma, Inc. (“Biopharma”).  If you have any questions about your Adjusted Theravance Awards or how to effect a particular stock plan transaction, please contact [Stock Administrator].

Adjustments to Theravance Nonstatutory Stock Options

The following adjustments apply to Theravance Options that are nonstatutory stock options under the federal tax laws immediately prior to the Spin-Off (each, a “Theravance NSO”):

•                  The per share exercise price and number of Theravance shares subject to each outstanding Theravance NSO will be adjusted to account for the effect of the Spin-Off on the value of Theravance’s common stock (as adjusted, the “Adjusted Theravance NSOs”).  The adjusted exercise price and number of shares subject to each Adjusted Theravance NSO can be found by logging into your E*Trade Theravance Stock Plan Account following the Spin-Off.  An announcement will be posted on the Company’s Intranet and on the E*Trade website when the adjustments have been completed.

•                  Certain exercises of your Adjusted Theravance NSOs may be restricted following the Spin-Off if a blackout period at Theravance is in effect at the time of the Spin-Off.  Additionally, the exercise of your Adjusted Theravance NSOs will be restricted completely for a short period of time immediately following the Spin-Off to allow the adjustments to be completed.  You will be notified of any restrictions that are placed on your ability to exercise your Adjusted Theravance NSOs and when those restrictions will be lifted.

•                  In the event you experience a Qualifying Biopharma Transition (as defined below), then for all purposes related to your Adjusted Theravance NSOs and the applicable stock option agreements (including vesting, exercisability and expiration of your Adjusted Theravance NSOs), your continuous service as an employee or consultant of Biopharma or any Parent, Subsidiary or Affiliate thereof will be treated as “service” with Theravance.  For avoidance of doubt, your service as a member of Biopharma’s Board of Directors will not be treated as service for purposes of your Adjusted Theravance NSOs.

•                  Although you are currently eligible to participate in the Theravance, Inc. Change in Control Severance Plan (the “Severance Plan”), your eligibility to participate in such plan will terminate in the event you experience a Qualifying Biopharma Transition.  As a result, your Adjusted Theravance NSOs would no longer be eligible for vesting acceleration if you are subject to an “involuntary termination” (as defined in the Severance Plan) in connection with or following a “change in control” (as defined in the Severance Plan) of Theravance.  However, your Adjusted Theravance NSOs will vest and become exercisable in full if, after you experience a Qualifying Biopharma Transition, Biopharma is subject to a “change in control” (as defined in the Biopharma 2013 Equity Incentive Plan as of the effective time of the Spin-Off) and you are subject to an “Involuntary Termination” (as defined below) within 3 months prior to or 24 months after that change in control.

•                  If your Award Agreement currently permits you to pay the exercise price of your Theravance NSOs by either (i) surrendering (or attesting to the ownership of) shares of Theravance common stock that you already own or (ii) having Theravance withhold shares of Theravance common stock that would otherwise be issued upon exercise of the option, you will no longer have the right to elect such forms of payment in the event you experience a Qualifying Biopharma Transition.  Instead, if you choose to exercise your Adjusted Theravance NSOs after experiencing a Qualifying Biopharma Transition, you will be required to pay the exercise price by means of another method permitted in the applicable Award Agreement.

Adjustments to Theravance RSAs

•                  No adjustment will be made in the number of outstanding Theravance RSAs in connection with the Spin-Off.  However, as a Theravance stockholder, you will receive shares of Biopharma in the Spin-Off with respect to your Theravance RSAs that are outstanding on the record date for the Spin-Off.  As provided in your applicable award agreements, the Biopharma shares distributed in respect of your Theravance RSAs will be subject to the same terms and conditions, including vesting and forfeiture, as apply to the applicable Adjusted Theravance RSAs.

•                  In the event you experience a Qualifying Biopharma Transition (as defined below), then for all purposes related to your Adjusted Theravance RSAs and the applicable restricted stock agreements (including vesting and forfeiture of your Adjusted Theravance RSAs and the related Biopharma shares distributed in respect of your Theravance RSAs), your continuous service as an employee (or, if the applicable Award Agreement currently permits it, as a consultant) of Biopharma or any Parent, Subsidiary or Affiliate thereof will be treated as “service” with Theravance.  For avoidance of doubt, your service as a member of Biopharma’s Board of Directors will not be treated as service for purposes of your Adjusted Theravance RSAs.

•                  Although you are currently eligible to participate in the Severance Plan, your eligibility to participate in such plan will terminate in the event you experience a Qualifying Biopharma Transition.  As a result, your Adjusted Theravance RSAs (and the related Biopharma shares distributed in respect of your Theravance RSAs) would no longer be eligible for vesting acceleration if you are subject to an “involuntary termination” (as defined in the Severance Plan) in connection with or following a “change in control” (as defined in the Severance Plan) of Theravance.  However, your Adjusted Theravance RSAs (including the related Biopharma shares distributed in respect of your Theravance RSAs) will vest in full if, after you experience a Qualifying Biopharma Transition, Biopharma is subject to a “change in control” (as defined in the Biopharma 2013 Equity Incentive Plan as of the effective time of the Spin-Off) and you are subject to an “Involuntary Termination” (as defined below) within 3 months prior to or 24 months after the change in control (the “Biopharma CIC Protection”).

•                  You currently have the ability to satisfy withholding taxes due in connection with the vesting of your Theravance RSAs by having Theravance withhold a portion of the shares that would otherwise be released to you upon vesting of your Theravance RSAs (this method of satisfying withholding taxes is referred to as “stock withholding”).  However, pursuant to the terms of your Theravance RSAs, the Theravance Board of Directors or Compensation Committee, in their sole discretion, may withdraw consent for stock withholding at any time with respect to future vesting dates.  Notwithstanding the foregoing, the Theravance Board of Directors and Compensation Committee will provide you with at least 90 days notice in the event that stock withholding will no longer be permitted.

•                  Following the Spin-Off, you may elect to pay the withholding taxes due in connection with the vesting of the Biopharma shares distributed in respect of your Theravance RSAs by having Biopharma withhold a number of Biopharma shares that would otherwise be released to you upon vesting with a fair market value not in excess of the amount necessary to satisfy the minimum withholding amount on such shares, provided that the Biopharma Board of Directors or Compensation Committee, in their sole discretion, may withdraw consent for stock withholding at any time with respect to future vesting dates.  Notwithstanding the foregoing, the Biopharma Board of Directors and Compensation Committee will provide you with at least 90 days notice in the event that stock withholding will no longer be permitted.

•                  In the event that the Theravance and/or Biopharma Board of Directors or Compensation Committee withdraws consent for stock withholding, it will be necessary for you to satisfy the tax withholding obligations related to your Adjusted Theravance RSAs and the related Biopharma shares distributed in respect of your Theravance RSAs, as applicable, by means of another method permitted by your Award Agreement.

Additional Adjustments to Theravance TFIO RSAs

In addition to the adjustments described above applicable to outstanding Theravance RSAs, the following additional adjustments will apply to outstanding performance-contingent Theravance RSAs that were granted on February 11, 2011 (“Theravance TFIO RSAs”):

•                  Tranche 1 Vesting: All of the shares subject to Tranche 1 (as defined in the applicable Award Agreement) of your Theravance TFIO RSAs will vest on May 9, 2014, subject to your continued employment with Theravance through such date.  The Tranche 1 Vesting will occur (subject to your continued employment with Theravance) regardless of whether the Spin-Off occurs as the performance-based conditions applicable to Tranche 1 have been achieved.

•                  Conversion to Time-Based Vesting: After taking into account the Tranche 1 Vesting, a portion of your Theravance TFIO RSAs that are outstanding immediately prior to the Spin-Off will be converted so that they vest solely based on your continuous service as an employee of Theravance (or, if you experience a Qualifying Biopharma Transition, Biopharma or any Parent, Subsidiary or Affiliate thereof) for the 12 month period following the Spin-Off (as converted, the “Adjusted Time-Based TFIO RSAs”).  40% of the shares subject to Tranche 2 (as defined in the applicable Award Agreement) will be converted to Adjusted Time-Based TFIO RSAs.  An additional portion of your remaining Theravance TFIO RSAs (after taking into account the Tranche 1 Vesting and the conversion of 40% of Tranche 2) will also be converted into Adjusted Time-Based TFIO RSAs.  This portion will be determined by multiplying the remaining Theravance TFIO RSAs (after taking into account the Tranche 1 Vesting and the conversion of 40% of Tranche 2) by the Conversion Percentage (as defined below), which will be based on the average price of the Theravance shares and the average price of the Biopharma shares over a period of time following the Spin-Off, in relation to the Base Value (as defined in the applicable Award Agreement). The Biopharma shares distributed in respect of the Adjusted Time-Based TFIO RSAs will be subject to the same terms and conditions, including vesting and forfeiture, as the Adjusted Time-Based TFIO RSAs.

•                  Continued Performance-Based Vesting: Any remaining portion of your Theravance TFIO RSAs that are outstanding immediately prior to the Spin-Off (after taking into account both the Tranche 1 Vesting and the portion that are converted into Adjusted Time-Based TFIO RSAs) will become subject to new performance objectives that will be established following the Spin-Off (the “Adjusted Performance-Based TFIO RSAs,” which following the Spin-Off will include the “Adjusted Performance-Based Theravance TFIO RSAs” and the “Adjusted Performance-Based Biopharma TFIO RSAs”).  The new performance objectives for the Adjusted Performance-Based Theravance TFIO RSAs will be established by Theravance’s Compensation Committee following the Spin-Off and the new performance objectives for the Adjusted Performance-Based Biopharma TFIO RSAs will be established by Biopharma’s Compensation Committee following the Spin-Off.  The goals applicable to the Adjusted Performance-Based TFIO RSAs will be communicated to you once they have been established.  Following the Spin-Off, in the event your service with Theravance or Biopharma terminates and you continue to work for the other entity, then the Compensation Committee of your employer will be responsible for establishing the performance objectives that will apply to any Adjusted Performance-Based TFIO RSAs that you hold at the time of such transition and for determining whether such objectives have been satisfied.

•                  Pursuant to the Award Agreement governing your Theravance TFIO RSAs, the number of Theravance TFIO RSAs eligible for acceleration under the Severance Plan is subject to reduction based on the Change in Control Value (as defined in the applicable Award Agreement) (the “TFIO Acceleration Limitation”).  Following the Spin-Off, the TFIO Acceleration Limitation will no longer apply to your Adjusted Time-Based TFIO RSAs and Adjusted Performance-Based TFIO RSAs for purposes of the Severance Plan or, if you experience a Qualifying Biopharma Transition, for purposes of the Biopharma CIC Protection.

•                  You will be notified of the number of your Adjusted Time-Based TFIO RSAs and the number of your Adjusted Performance-Based TFIO RSAs after the Spin Off.

Example of Treatment of Theravance TFIO RSAs

The following example is for illustration purposes only and does not reflect the actual adjustments that may be made to the Theravance TFIO RSAs in connection with the Spin-Off.

For purposes of this example, assume Joe has 150,000 TFIO RSAs, that 37,500 of these are Tranche 1 TFIO RSAs and that 52,500 of these are Tranche 2 TFIO RSAs.  Assume further that the Base Value is $24.73 and the Spin-Off Value is $35.

Based on these assumptions:

•                  All 37,500 Tranche 1 TFIO RSAs will vest on May 9, 2014, subject to Joe’s continuous employment with Theravance through such date.

•                  The Conversion Percentage would be 41% (100 x ((35-24.73)/24.73), rounded down to the nearest whole percentage.

•                  After the Tranche 1 Vesting, 112,500 TFIO RSAs will remain.  58,515 Theravance TFIO RSAs will be converted to Adjusted Time-Based TFIO RSAs ((52,500 x 40%) + ((112,500-(52,500 x 40%)) x 41%)).

•                  The remaining 53,985 Theravance TFIO RSAs (150,000 — 37,500 — 58,515) will become Adjusted Performance-Based TFIO RSAs.

Definitions

The following definitions will apply to your Adjusted Theravance Awards:

•                  “Qualifying Biopharma Transition” means your employment with Theravance terminates and you continue your employment with Biopharma or any Parent, Subsidiary or Affiliate thereof.

•                  “Subsidiary” means any corporation (other than Biopharma) in an unbroken chain of corporations beginning with the Biopharma, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

•                  “Affiliate” means any entity other than a Subsidiary, if Biopharma and/or one or more Subsidiaries own not less than 50% of such entity.

•                  “Parent” means any corporation (other than Biopharma) in an unbroken chain of corporations ending with Biopharma, if each of the corporations other than Biopharma owns stock possessing 50% or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

•                  “Involuntary Termination” means a termination of your service by reason of (i) an involuntary dismissal or discharge by Biopharma (or the Parent, Subsidiary or Affiliate employing you) for reasons other than Cause or (ii) your voluntary resignation following one of the following that is effected by Biopharma (or the Parent, Subsidiary or Affiliate) employing you without your consent (A) a change in your position with Biopharma (or the Parent, Subsidiary or Affiliate employing you) which materially reduces your level of responsibility, (B) a material reduction in your base compensation or (C) a relocation of your workplace by more than fifty miles from your workplace immediately prior to the Change in Control (as defined in the Biopharma 2013 Equity Incentive Plan) that also materially increases your one-way commute, provided that in either case a “separation from service” (as defined in the regulations under Code Section 409A) occurs.  In order for your resignation under clause (ii) to constitute an “Involuntary Termination,” all of the following requirements must be satisfied: (1) you must provide notice to Biopharma of your intent to resign and assert an Involuntary Termination pursuant to clause (ii) within 90 days of the initial existence of one or more of the conditions set forth in subclauses (A) through (C), (2) Biopharma (or the Parent, Subsidiary or Affiliate employing you) will have 30 days from the date of such notice to remedy the condition and, if it does so, you may withdraw your resignation or resign without any vesting acceleration, and (3) any termination of service under clause (ii) must occur within two years of the initial existence of one or more of the conditions set forth in subclauses (A) through (C).  Should Biopharma remedy the condition as set forth above and then one or more of the conditions arises again within two years following the occurrence of a Change in Control, you may assert clause (ii) again subject to all of the conditions set forth herein.

•                  “Cause” means (i) the unauthorized use or disclosure of the confidential information or trade secrets of Biopharma, a Parent, Subsidiary or Affiliate, which use causes material harm to Biopharma, a Parent, Subsidiary or Affiliate, (ii) conviction of a felony under the laws of the United States or any state thereof, (iii) gross negligence or (iv) repeated failure to perform lawful assigned duties for thirty days after receiving written notification from Biopharma’s Board of Directors.

•                  “Conversion Percentage” means the lesser of: (i) 100% and (ii) with rounding down to the nearest percentage, the product of 100 multiplied by the quotient of (a) the Spin-Off Value (as defined below) minus the Base Value, divided by (b) the Base Value.

•                  “Spin-Off Value” means the sum of: (i) the volume-weighted average price of one Biopharma common share for the first ten (10) trading days following the effective time of the Spin-Off divided by 3.5, plus (ii) the volume-weighted average price of one share of Theravance common stock for the first ten (10) trading days following the effective time of the Spin-Off; provided, that, if the ratio of shares of Theravance to Biopharma is greater than or less than 3.5:1, then the amount used in clause (i) shall be adjusted to reflect the actual ratio in the Spin-Off.